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                                                              EXHIBIT 99.(a)(11)

                                 PRESS RELEASE
     Johnson Matthey Announces Completion of Advance Circuits Tender Offer

          New York, New York, September 19, 1995 . . . . Johnson Matthey Public
Limited Company announced today that the offer by its indirect, wholly owned subsidiary, ACI Acquisition Corporation, to purchase for cash all outstanding shares of common stock, par value $.10 per share, of Advance Circuits, Inc., expired at 12:00 midnight, New York City time, on Monday, September 18, 1995.

          Johnson Matthey has been advised by Chemical Mellon Shareholder Services, the Depositary, that approximately 6,985,501 shares of common stock (including shares tendered pursuant to the procedure for guaranteed delivery) were tendered pursuant to the offer prior to its expiration. Such tendered shares constitute approximately 92.4% of the outstanding shares.

          In accordance with the terms of the offer, all shares validly tendered (and not properly withdrawn) prior to the expiration of the offer have been accepted for payment and will be paid for as soon as practicable.

        Johnson Matthey intends to consummate the planned merger of ACI Acquisition Corporation into Advance Circuits as soon as practicable, upon the completion of which Advance Circuits will become an indirect wholly owned subsidiary of Johnson Matthey.

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